November 7, 2007
U.S. Securities and Exchange Commission
Attn: Pamela A. Long, Assistant Director
Station Place
100 F. Street N.E.
Washington, D.C. 20549-7010

Re:	MinnErgy, LLC
Pre-effective Amendment No. 2 to Registration Statement on Form SB-2
File No. 333-142928
Filed September 21, 2007
Dear Ms. Long:
     We are in receipt of your letter dated October 3, 2007, providing comments on MinnErgy, LLC’s (the “Company”) Pre-effective Amendment No. 2 to the registration statement on Form SB-2 as filed on September 21, 2007. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response. In addition, we are enclosing a redlined Pre-effective Amendment No. 3 to Form SB-2, which tracks all of the revisions made pursuant to your comments as well as additional changes and supplements, which we identify and explain at the conclusion of the following comments and responses.
Letter of Intent, page 73
1. Disclosure in the first paragraph that Fagen will not be required to accept a notice to proceed before April 21, 2008 is inconsistent with disclosures on pages 40 and 75 that MinnErgy and Fagen amended the letter of intent on September 13, 2007 to extend the deadline for MinnErgy to issue its notice to proceed until June 21, 2008. Please reconcile the disclosures.
RESPONSE: The amended letter of intent contains both the April 21, 2008 and the June 21, 2008 dates. Fagen will not be required to accept a Notice to proceed from MinnErgy prior to April 21, 2008. However, the latest date that MinnErgy can issue a notice to proceed is June 21, 2008. Therefore, the extension of the deadline to issue the Notice to Proceed provides MinnErgy with a window commencing April 21, 2008 and ending June 21, 2008 in which Fagen will be required to accept the Notice to Proceed if issued during this time period. Fagen will not be required to accept the Notice to Proceed if issued at any time prior to April 21, 2008 or after June 21, 2008. The prospectus has been revised to reconcile these dates where requested.

Exhibits 5.1 and 8.1
2. As comment 27 in our June 12, 2007 letter indicates, note that MinnErgy must file executed opinions before the registration statement’s effectiveness.
RESPONSE: We will file executed opinions before the registration statement’s effectiveness.
Additional Changes and Updates by the Registrant
We would like to direct the Commission’s attention to additional updates and changes to Pre-Effective Amendment No. 3 to our registration statement on Form SB-2 as follows:

We have updated “MANAGEMENT’S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION — Liquidity and Capital Resources — Grants and Government Programs,” to include a description of a grant that had been awarded to the Company.

We have updated the Renewable Fuels Association chart showing planned and operational ethanol plants in the section of our prospectus entitled “INDUSTRY OVERVIEW — Our Primary Competition.” We have also included numerous updates to industry information.

We have updated and added additional risk factors regarding the industry.

We have revised our dilution calculation based upon advice from our auditors.

We are filing an executed Amended and Restated Escrow Agreement as a replacement exhibit to the Form of Amended and Restated Escrow Agreement.

We are filing an executed Second Amended and Restated Member Control Agreement as a replacement exhibit to the Form of Second Amended and Restated Member Control Agreement.

We are filing a revised Form of Subscription Agreement.
Revisions in Response to Comment Letter from Minnesota
We have received no further comments from the Minnesota Department of Commerce.
Revisions in Response to Comment Letter from Wisconsin
Wisconsin has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.

Revisions in Response to Comment Letter from Iowa
We have received no further comments from the Iowa Securities and Regulated Industries Bureau.
Other Non-Substantive Revisions
In addition to the above-described updates, we also made numerous minor formatting, grammar-related, and/or typographical revisions, none of which altered the substance of our registration statement.
Please do not hesitate to contact me with any questions or concerns regarding any of the foregoing matters.

Sincerely,
/s/ Daniel H. Arnold

Daniel H. Arnold, Chairman of the Board

Enclosure

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